Exhibit (d)(7)

CONFIDENTIALITY, NON-COMPETITION AND NON-SOLICITATION AGREEMENT

This CONFIDENTIALITY, NON-COMPETITION AND NON-SOLICITATION AGREEMENT, dated as of April [●], 2021, but only effective pursuant to Section 1 (this “Agreement”), is entered into by and between Ronald Valenta, an individual resident of California (“Non-Compete Person”), United Rentals (North America), Inc. (“Parent”), United Rentals, Inc., both Delaware corporations (“URI” and, together with Parent, General Finance Corporation and their respective subsidiaries and other affiliates following Closing, the “Company”). Parent, URI and Non-Compete Person are hereinafter referred to collectively as the “Parties”.

W I T N E S S E T H:

WHEREAS, Parent, General Finance Corporation, a Delaware corporation (“General Finance”), and UR Merger Sub VI Corporation (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Parent, have entered into that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), which provides for the merger of Merger Sub with and into General Finance (the “Merger”), with General Finance surviving the Merger, in a cash tender offer to acquire any and all of the outstanding Shares of General Finance in cash, as more fully described in, and pursuant to the terms of, the Merger Agreement;

WHEREAS, as of the date hereof, Non-Compete Person directly holds 4,603,741 Shares and 160,000 Shares underlying outstanding Company Options that collectively represent approximately 15.7% of General Finance’s fully-diluted equity;

WHEREAS, as a result of the Merger, Non-Compete Person will receive direct and substantial economic benefit in exchange for the sale, conveyance, transfer, assignment and delivery of all of his direct ownership interests in General Finance;

WHEREAS, in order to induce Parent to enter into the Merger Agreement and to induce Parent to consummate the Merger, Non-Compete Person has agreed to enter into this Agreement;

WHEREAS, Non-Compete Person acknowledges and recognizes the highly competitive nature of the business of General Finance, which will be directly acquired by Parent pursuant to the Merger Agreement;

WHEREAS, Non-Compete Person understands that the restrictive covenants as set forth in this Agreement are material to the consideration provided by General Finance to induce Parent to proceed with the Merger; and

WHEREAS, unless context otherwise requires or as otherwise specified herein, capitalized terms used herein but not otherwise defined herein shall have the meanings assigned to such terms in the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and of the representations, warranties, covenants and agreements set forth in this Agreement, the Parties, intending to be legally bound, agree as follows:

1.             Effectiveness. This Agreement shall become effective as of, and shall be conditioned upon the occurrence of, the Closing.

2.             Trade Secrets; Confidentiality and General Finance Property. From and after the Closing:

(a)             Non-Compete Person will not communicate or disclose to any person or entity, without URI’s prior written consent, any Trade Secrets or other Confidential Information (in each case, as defined below), whether prepared by Non-Compete Person or others;

(b)             Non-Compete Person will not use any Trade Secrets or other Confidential Information in order to solicit, call upon or do business with any person or entity;

(c)             Non-Compete Person will not directly or indirectly use any Trade Secrets or other Confidential Information other than as directed by URI in writing;

(d)             Non-Compete Person will not copy, delete, remove and/or retain any Trade Secrets or other Confidential Information, whether in electronic, paper, or other form, from the premises of the Company, or from General Finance servers, computers, cellular/mobile phones, smartphones, tablets, or other devices, without the prior written consent of URI;

(e)             All products, correspondence, reports, records, charts, customer contact information, advertising materials, designs, plans, manuals, field guides, memoranda, lists and other property compiled or produced by Non-Compete Person or delivered or made available to Non-Compete Person by or on behalf of General Finance or by its customers (including, but not limited to, customers solicited by Non-Compete Person), whether or not Confidential Information, shall be and remain the property of the Company, shall be subject at all times to its direction and control, and shall be returned immediately whenever demanded/requested by URI;

(f)              Upon Closing or upon request at any time, Non-Compete Person shall, immediately and in no event more than three business days thereafter: (i) turn over to the Company, and not maintain any copy of, all Company property, data, and information, including, but not limited to, any customer names, contact information, or other customer data stored in any Company or personal cellular/mobile phone, smartphone, tablet, personal computers or other electronic device(s) (collectively, “Devices”), as well as backups of any Device stored on any other Device or in any location (“Backups”); (ii) provide to the Company, in writing, all user names, IDs, passwords, pin codes, and encryption or other access/authorization keys/data utilized by Non-Compete Person with respect to any Company Devices, computers, hardware or services; (iii) promptly deliver to the Company all originals and copies (whether in note, memo or other document form or on/in the Device(s), Backups, USB drive(s), hard drive(s), video, audio, computer tapes, discs, electronic media, cloud-based accounts, other formats now known or hereinafter devised, or otherwise) of all Trade Secrets or other Confidential Information, and all property identified in Section 2(e) above, that is in Non-Compete Person’s possession, custody or control, whether prepared by Non-Compete Person or others, including, but not limited to, the information described above in this Section 2(f); (iv) tender to General Finance all General Finance property, including but not limited to any Device(s), Backups, USB drive(s), hard drive(s), video, audio, computer tapes, discs, electronic media, cloud-based accounts, or other electronic devices or formats now known or hereinafter devised, on which Non-Compete Person stored any Confidential Information or Trade Secrets; and (v) arrange with General Finance a safe, secure, and complete removal/deletion of any and all remaining electronic copies of any such data or information, including, but not limited to, the information described above in this Section 2(f);

(g)             “Trade Secrets” shall mean all information not generally known about the business of General Finance, which is subject to reasonable efforts to maintain its secrecy or confidentiality, and from which General Finance derives economic value from the fact that the information is not generally known to others who may obtain economic value from its disclosure or use, regardless of whether such information is specifically designated as a trade secret, and regardless of whether such information may be protected as a trade secret under any applicable law.

(h)              “Confidential Information” includes, but is not limited to:

(i)       business, strategic and marketing plans and forecasts, and the past results of such plans and forecasts;

(ii)      business, pricing and management methods, as well as the accumulation, compilation and organization of such information;

(iii)     operations manuals and best practices memoranda;

(iv)     finances, strategies, systems, research, surveys, plans, reports, recommendations and conclusions;

(v)      arrangements with, preferences, pricing history, transaction history, identity of internal contacts or other proprietary business information relating to, General Finance’s customers, equipment suppliers, manufacturers, financiers, owners or operators, representatives and other persons who have business relationships with General Finance or who are prospects for business relationships with General Finance;

(vi)     technical information, work product and know-how;

(vii)    cost, operating, and other management information systems, and other software and programming developed, maintained and/or utilized by the Company;

(viii)   the name of any company or business, any part of which is or at any time was a candidate for potential acquisition by General Finance, together with all analyses and other information which General Finance has generated, compiled or otherwise obtained with respect to such candidate, business or potential acquisition, or with respect to the potential effect of such acquisition on General Finance’s business, assets, financial results or prospects; and

(ix)     the General Finance’s Trade Secrets (note that some of the information listed above may also be a Trade Secret).

Non-Compete Person understands that the General Finance’s Confidential Information includes not only the individual categories of information identified in this Section 2, but also the compilation and/or aggregation of the General Finance’s information, which is and has been compiled/aggregated via significant effort and expense and which has value to the Company and to the Company’s employees as used in furtherance of the General Finance’s business.

(i)       IMPORTANT NOTICE TO ALL EMPLOYEES UNDER 18 U.S.C. SECTION 1833(B): Although the Company is committed to the protection of its Confidential Information and/or Trade Secrets, Non-Compete Person should be aware that an individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that is made in confidence to a Federal, State, or local government official or to an attorney solely for the purpose of reporting or investigating a suspected violation of law. An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. An individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal; and does not disclose the trade secret, except pursuant to court order.

3.             Non-Compete Provisions. The following covenants are made by Non-Compete Person in partial consideration for Parent to enter into the Merger Agreement and to consummate the Merger contemplated thereby, as well as the entrustment of customer relationships/goodwill, and the provision of access to the General Finance’s Trade Secrets and Confidential Information. Such covenants were material inducements to Parent in deciding to enter into the Merger Agreement.

(a)   From and after the Closing through fifth anniversary of the Closing Date, Non-Compete Person will not, directly or indirectly (whether through affiliates, relatives or otherwise):

(i)            in any Restricted Area (as hereinafter defined), be employed or retained by any person or entity who or which then competes with General Finance in the Restricted Area to any reasonable extent, or directly or indirectly own any interest in any such person or entity or render to it any consulting or other services or any advice, assistance or other accommodation. Non-Compete Person shall be deemed to be employed or retained in the Restricted Area if Non-Compete Person has an office in the Restricted Area or if Non-Compete Person performs any duties or renders any advice in, or with respect to any competitive facility or business activities in, the Restricted Area. A “Restricted Area” means each of:

(A)           Australia, New Zealand, any state in the United States and any provinces in Canada in which General Finance conducts any equipment rental or other equipment-related activity, including portable storage, modular space and liquid containment solutions, it being agreed that each state and province is one unitary market for purposes of the Company’s business;

(B)            the states of 1) Alabama, 2) Alaska, 3) Arizona, 4) Arkansas, 5) California, 6) Colorado, 7) Connecticut, 8) Delaware, 9) Florida, 10) Georgia, 11) Hawaii, 12) Idaho, 13) Illinois, 14) Indiana, 15) Iowa, 16) Kansas, 17) Kentucky, 18) Louisiana, 19) Maine, 20) Maryland (including the District of Columbia), 21) Massachusetts, 22) Michigan, 23) Minnesota, 24) Mississippi, 25) Missouri, 26) Montana, 27) Nebraska, 28) Nevada, 29) New Hampshire, 30) New Jersey, 31) New Mexico, 32) New York, 33) North Carolina, 34) North Dakota, 35) Ohio, 36) Oklahoma, 37) Oregon, 38) Pennsylvania, 39) Rhode Island, 40) South Carolina, 41) South Dakota, 42) Tennessee, 43) Texas, 44) Utah, 45) Vermont, 46) Virginia, 47) Washington, 48) West Virginia, 49) Wisconsin, and 50) Wyoming; and the Canadian Provinces of 1) New Brunswick, 2) Newfoundland and Labrador, 3) Nova Scotia, 4) Ontario, 5) Prince Edward Island, 6) Quebec, 7) Manitoba, 8) Saskatchewan, 9) Alberta, and 10) British Columbia;

(C)            a 50 mile radius from any and all General Finance locations for which Non-Compete Person performed services, or had management, sales or other responsibilities, at any time during the two year period preceding the Closing;

(D)            the geographic area(s) in which or in relation to which Non-Compete Person shall have performed any duties, or had management, financial, sales, corporate, or other responsibilities, for General Finance during the two year period preceding the Closing; and

(E)            the geographic area(s) in which or about which Non-Compete Person had involvement in the development, review, use, presentation, or implementation of Confidential Information during the two year period preceding the Closing.

(ii)            Be employed or retained anywhere in the United States, Australia, Canada or New Zealand by a Similar Entity (as hereinafter defined), or directly or indirectly own any interest in any Similar Entity or render to it any consulting or other services. A “Similar Entity” means each of:

(A)           each of the following: 1) 1-800-PACK-RAT, 2) Aggreko, 3) Ahern Rentals, 4) ATCO Structures & Logistics, 5) Ausco Modular (Algeco Scotsman), 6) Boxman Containers, 7) BOXX Modular, 8) CAT Rental, 9) Coates Hire, 10) ContainerCo, 11) CSL Containers, 12) Design Space, 13) Eagle Leasing, 14) H & E Equipment, 15) Haulaway Storage Containers, 16) Herc Rentals, 17) Home Depot (rental operations), 18) McGrath RentCorp, 19) Mobile Mini, 20) PODS, 21) Rain For Rent, 22) SCF Group (Simply Containers), 23) Satellite Shelters, 24) Sunstate Equipment, 25) Sunbelt Rentals, 26) Synergy Equipment, 27) Tradecorp Group, 28) Vanguard Modular, 29) 29) WillScott, 30) any company that competes with the Company and is listed on the most recent “RER 100” list, and 31) any affiliate or dealer of any of the foregoing;

(B)            any entity which at any time during the term of Non-Compete Person’s employment was a candidate for acquisition by or merger with General Finance (provided Non-Compete Person was aware of the possibility of such acquisition or merger); and

(C)            any entity which owns or owned any assets or facility which were acquired by General Finance (provided Non-Compete Person was involved in or otherwise related to such acquisition).

(b)   From and after the Closing through fifth anniversary of the Closing Date, Non-Compete Person will not anywhere directly or indirectly (whether as an owner, partner, employee, consultant, broker, contractor or otherwise, and whether personally or through other persons):

(i)             solicit or accept the business of, call upon, contact, or communicate with any person or entity, or affiliate of any such person or entity, who or which is or was a customer, business prospect or other person who had a business relationship with General Finance resulting in and/or for the purpose of providing or obtaining any product or service reasonably deemed competitive with any product or service then offered by General Finance; provided, however, that this limitation shall apply only with respect to persons or entities with whom Non-Compete Person had a business relationship, with whom Non-Compete Person communicated, with whom Non-Compete Person transacted business, or about whom Non-Compete Person had Confidential Information while employed by General Finance;

(ii)           approve, solicit or retain, or discuss the employment or retention (whether as an employee, consultant or otherwise) of any person who was an employee of General Finance at any time during the one year period preceding the Closing. Nothing in this section restricts employees from engaging in protected activities with other employees concerning their wages, hours, and working conditions as set forth in Section 7 of the National Labor Relations Act;

(iii)          solicit or encourage any person to leave the employ of the Company;

(iv)          call upon or assist in the acquisition of any company which was, during the one-year period preceding the Closing, the target of possible acquisition by General Finance or any of its Affiliates (provided Non-Compete Person was aware of the possible acquisition); or

(v)           own any interest in or be employed by or provide any services to any person or entity which engages in any conduct which is prohibited to Non-Compete Person under this Section 3(b) (this provision shall not prohibit Non-Compete Person’s ownership of less than 5% of the outstanding common stock of a publicly-traded company).

(c)               Before taking any position with any person or entity during the one year period following the Closing, Non-Compete Person will give prior written notice to URI of the name of such person or entity, as well as the assigned location, duties and responsibilities related to the position under consideration by Non-Compete Person. Non-Compete Person understands and expressly agrees that the obligation to provide written notice under this Section 3(c) is a material term of this Agreement, and that the failure to provide such notice shall be a material breach of this Agreement, and shall constitute a presumption that any employment about which he failed to give notice violates Section 3(a) and/or would necessarily result in a violation of Section 3(b) of this Agreement. Irrespective of whether such notice is given, the Company shall be entitled to advise any person or entity of the provisions of this Agreement, and to correspond and otherwise deal with any person or entity to ensure that the provisions of this Agreement are enforced and duly discharged. Non-Compete Person acknowledges that Non-Compete Person has not signed a confidentiality, non-competition or non-solicitation agreement with any former employer that by its terms remains in effect.

(d)               All time periods in Section 3 of this Agreement shall be computed by excluding from such computation any time during which Non-Compete Person is in violation of any provision of this Agreement and any time during which there is pending in any court of competent jurisdiction any action (including any appeal from any final judgment) brought by any person, whether or not a party to this Agreement, in which action Parent, URI or General Finance seeks to enforce the agreements and/or covenants in this Agreement or in which any person contests the validity of such agreements and/or covenants or their enforceability or seeks to avoid their performance or enforcement.

(e)               Non-Compete Person understands that the provisions of this Agreement have been carefully designed to restrict his activities to the minimum extent that is consistent with law and the legitimate interests of the Company. Non-Compete Person has carefully considered these restrictions, and Non-Compete Person confirms that they are reasonable in both duration and geographic scope and will not unduly restrict Non-Compete Person’s ability to obtain a livelihood. Non-Compete Person has heretofore engaged in businesses other than the business in which Non-Compete Person will be engaged on behalf of General Finance. Non-Compete Person acknowledges and agrees that Non-Compete Person has had the opportunity to discuss this Agreement and all of its terms with Non-Compete Person’s attorney before signing this Agreement.

(f)                The terms and provisions of this Section 3 are intended to be separate and divisible provisions and if, for any reason, any one or more of them is held to be invalid or unenforceable, neither the validity nor the enforceability of any other provision of this Agreement will thereby be affected. The courts enforcing this Agreement shall be entitled to reform or modify the duration, scope or other provision of any restriction contained herein to the extent such restriction would otherwise be unenforceable, and such restriction as reformed/modified shall be enforced.

4.                  Acknowledgment. Non-Compete Person acknowledges that the covenants contained in this Agreement are separate from, in addition to, and not in substitution for, the restrictive covenants to which Non-Compete Person may be subject pursuant to his employment agreement, non-compete agreement, restrictive covenants agreement or other agreements with General Finance or any of its subsidiaries or affiliates. The restricted periods described above shall run simultaneously (and not be added on to) the post-termination restriction periods set forth in such employment or other agreements. Non-Compete Person further acknowledges that nothing in this Agreement is intended to limit or curtail the covenants in such other agreements.

5.                  Certain Rights and Remedies upon Breach. This Agreement contains independently-enforceable obligations. If any section, provision or clause of this Agreement, or any portion thereof, is held void or unenforceable, the remainder of such section, provision or clause, and all other sections, provisions or clauses of this Agreement, shall remain in full force and effect as if the section, provision or clause determined to be void or unenforceable had not been contained herein. The paragraph headings herein are for reference purposes only and are not intended in any way to describe, interpret, define or limit the extent or intent of this Agreement or any part hereof.

6.                  Specific Performance. Non-Compete Person acknowledges that monetary damages will be inadequate, and the Company will be irreparably damaged if the provisions of this Agreement are not specifically enforced. Non-Compete Person agrees that, in the event of a breach or threatened breach of this Agreement, General Finance shall be entitled, among other remedies (i) to an injunction temporarily, preliminarily, and/or permanently restraining any violation of this Agreement (without any bond or other security being required) by Non-Compete Person and by any person or entity to whom Non-Compete Person provides or proposes to provide any services in violation of this Agreement, and (ii) to require Non-Compete Person to hold in a constructive trust, account for and pay over to General Finance all compensation and other benefits which Non-Compete Person shall derive as a result of any action or omission which is a violation of any provision of this Agreement.

7.                  Acknowledgements and Enforceability.

(a)               Non-Compete Person acknowledges and recognizes:

(i)                 that this Agreement, including the covenants in Section 3, has been agreed to following review thereof by the legal advisors of Non-Compete Person and after full consideration thereof by the Parties;

(ii)                that Non-Compete Person directly holds 4,603,741 Sharesand 160,000 Shares underlying outstanding Company Options that collectively represent approximately 15.7% of General Finance’s fully-diluted equity, and as a result of the Merger, Non-Compete Person will receive substantial economic benefit in exchange for the sale, conveyance, transfer, assignment and delivery of all of his ownership interests in General Finance;

(iii)                the highly competitive nature of the business of General Finance;

(iv)               that after consummation of the Merger, Parent will be, directly and/or indirectly, engaged in the business of General Finance;

(v)                that Non-Compete Person is a founder of General Finance and its Affiliates and is intimately familiar with General Finance, its Affiliates and the business of General Finance;

(vi)                that the Business is currently conducted within the United States, Australia, Canada and New Zealand;

(vii)               that Non-Compete Person has had access to Trade Secrets and Confidential Information; and

(viii)              that Non-Compete Person has means to support himself other than by engaging in a Similar Entity and the provisions of this Agreement will not impair such ability.

(b)               As a condition and material inducement to Parent’s willingness to enter into the Merger Agreement and to consummate the Merger, to protect Parent’s legitimate interest in the goodwill and other assets associated with General Finance, its Affiliates and the business of General Finance, and in consideration of the benefits to be received by Non-Compete Person therefrom, the Parties acknowledge and agree that it is Non-Compete Person’s intention that the covenants in this Agreement, including the restrictive covenants in Section 3, be valid, legal and enforceable within the United States, Australia, Canada and New Zealand including, and to the extent applicable, through qualification under §16601 of the California Business and Professions Code as an exception to the restrictions set forth in §16600 of the California Business and Professions Code.

(c)               It is expressly understood and agreed that although the Parties consider the restrictions contained in this Agreement to be reasonable, if a determination is made by a court of competent jurisdiction, and affirmed if appealed, that the time or any other restriction contained in this Agreement is an unenforceable restriction against Non-Compete Person, to the extent legally permitted, the provisions of this Agreement shall not be rendered void but shall be deemed amended or otherwise modified to apply as to such maximum time and to such maximum extent as such court may judicially determine or indicate to be enforceable; provided that in no event shall any such amendment or other modification broaden the time period or scope of any restriction herein; provided, further, that if any court of competent jurisdiction finds that any restriction contained in this Agreement is unenforceable, and such finding is affirmed if appealed, and such restriction cannot be amended or otherwise modified so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.

8.                  Survival. Section 2 through this Section 8 and Section 9 survive the termination of this Agreement for any reason whatsoever.

9.                  Miscellaneous.

(a)               Notices. Section 9.02 of the Merger Agreement shall apply, mutatis mutandis, to this Agreement; provided, that notices to be delivered to Non-Compete Person shall be delivered to:

Ronald F. Valenta

39 East Union Street

Pasadena, California 91103

(b)               Entire Agreement. This Agreement contain the entire agreement among the Parties with respect to the subject matter hereof and thereof, and supersede all prior and contemporaneous agreements and understandings, oral or written, with respect to such matters.

(c)               Governing Law. This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the Laws of the state of California without regard to the conflicts of law provisions, rules or principles thereof (or any other jurisdiction) to the extent that such provisions, rules or principles would direct a matter to another jurisdiction. The Parties each irrevocably consent to the exclusive jurisdiction of the courts of California and the courts of California shall have the sole and exclusive jurisdiction to entertain any action arising under this Agreement.

(d)               Counterparts. This Agreement may be executed digitally, electronically and/or by facsimile, and may be transmitted digitally, electronically, and/or by facsimile, in any number of counterparts, each of which upon execution and delivery shall be considered an original for all purposes; provided, however, all such counterparts shall, together, upon execution and delivery, constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed and delivered or have caused this Agreement to be duly executed and delivered as of the date first written above.

By:
Name: Ronald Valenta

UNITED RENTALS (NORTH AMERICA), INC.

By:
Name:
Title:

UNITED RENTALS, INC.

By:
Name:
Title:

[Signature Page to Confidentiality, Non-Competition and Non-Solicitation Agreement]